Exhibit 99.1

Western Copper and Gold Announces Exploration Results from the Casino Project, Yukon

0.76 g/t Gold over 175.49 m Intersected in Leached Cap

VANCOUVER, BC, Feb. 2, 2021 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce assay results from the 2020 exploration diamond drilling program at its wholly owned Casino Project ("Casino") located in the Yukon Territory, Canada.

The exploration program consisted of 12,008 m of diamond drilling in 49 holes. There were four major drilling targets (see Figure 1):  the "Gold Zone", a zone of higher-grade gold values along the southern and western margins of the Casino deposit; step-out drilling at the "Northern Porphyry Zone"; drilling in the "Casino West Zone" west of the Gold Zone; and a new target in the "Ana Zone" located 2 km west of the Casino West Zone within the Canadian Creek claim block acquired in 2019.  A full table of all drill results can be found here: http://westerncopperandgold.com/wp-content/uploads/2021/02/2020_Drill_Results.pdf

"Casino is a significant copper-gold project and these drill results continue to improve it. The 2020 drill program extended the mineralization at the Northern Porphyry discovered in 2019 and confirmed the importance of the higher-grade deposit core." said Paul West-Sells, President and CEO. "The deposit core has significantly higher grades than the rest of the deposit and they persist from a few metres below the surface to greater than 200 m depth over a sizable area. The significance of these attributes will be clearly shown in the updated PEA, which we expect to release during Q2."

Gold Zone and Deposit Core

Drilling at the Gold Zone confirmed the higher copper and gold grades of the breccia-hosted mineralization. All 20 completed holes within the Gold Zone returned notable intervals of mineralization.

Of note is an area within the eastern Gold Zone where a cluster of angle holes, DDH20-05, 08, 27, and 46, were drilled into the core of the Casino porphyry-copper system.  Holes DDH20-05, 08, and 27 drilled a leached cap whose thickness is approximately 100 m over an area of 500 m by 300 m (see Figure 2).  These holes confirmed gold grades that are significantly higher than the 0.25 g/t gold measured and indicated heap-leach resource grade1 (see Figure 2).  In addition, holes DDH20-05, 08, and 46 confirmed gold and copper grades significantly higher than the 0.16% copper and 0.18 g/t gold grades of the measured and indicated mill resource1. These grades extend over 100 m below the leached cap in the supergene and hypogene zones and cover an area of 800 m x 500 m.  This material would be targeted in the early years of the mill operation.

Also, higher-grade gold-silver intervals spatially related to the late-stage Patton Porphyry dykes throughout the main deposit enrich the tenor of mineralization locally within the Gold Zone.

Table 1: Significant drill intercepts from the eastern Gold Zone

Hole	Met Zone	Hole Length	From (m)	To (m)	Width (m)[2]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEq (%)[3]
DDH20-05	Leached Cap	354.48	3.25	178.74	175.49	0.06	0.76	5.5	0.029
	Supergene		178.74	223.15	44.41	0.74	0.83	6.0	0.081	1.77
	Hypogene		223.15	354.48	131.33	0.36	0.46	3.1	0.018	0.82
DDH20-08	Leached Cap	271.27	7.40	169.70	162.30	0.03	0.44	3.6	0.015
	Supergene		169.70	218.00	48.30	0.52	0.77	7.9	0.038	1.36
	Hypogene		218.00	271.27	53.27	0.36	0.56	5.8	0.020	0.95
DDH20-27	Leached Cap	148.44	9.05	148.44	139.39	0.00	0.29	1.2	0.000
DDH20-46	Leached Cap	301.75	3.30	145.10	141.80	0.01	0.28	5.4	0.002
	Supergene		145.10	172.09	26.99	0.28	0.37	2.40	0.004	0.61
	Hypogene		172.09	301.75	129.66	0.24	0.38	2.80	0.014	0.63

Northern Porphyry

At the Northern Porphyry Zone, step-out drill holes like DDH20-09 and 44 increased the northern extent of mineralization by approximately 500 m (Table 2).

Table 2: Significant drill intercepts from the Northern Porphyry

Hole	Met Zone	Hole Length	From (m)	To (m)	Width (m)[2]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEq (%)[3]
DDH20-09	Supergene	260.60	7.30	61.30	54.00	0.30	0.25	1.30	0.003	0.52
	Hypogene		61.30	260.60	199.30	0.16	0.19	1.20	0.005	0.34
DDH20-44	Leached Cap	300.23	0.90	21.90	21.00	0.14	0.20	3.10	0.006
	Supergene		21.90	85.10	63.20	0.18	0.15	0.90	0.004	0.32
	Hypogene		85.10	300.23	215.13	0.13	0.16	1.00	0.014	0.32

Casino West and Ana

Drilling at the Casino West Zone focused on the southern flank of the Canadian Creek valley. Although no significant values were returned from the farthest upslope holes, values increased progressively downslope towards Canadian Creek, reaching a maximum value of 0.30% CuEq3 over 87.00 m in DDH20-37.

The program included three holes targeting the Ana Zone, centered 4 km west of the core of the main deposit.  All returned narrow mineralized intervals ranging from 1.92% CuEq3 over 3.00 m in DDH20-31 to 0.37% CuEq3 over 15.00 m in DDH20-40.

Western will now focus on completing the Preliminary Economic Assessment announced at the end of last year, which is on target for completion in Q2 of 2021.

Figure 1: Drill-hole map showing 2020 drilling. (CNW Group/Western Copper and Gold Corporation)

Figure 2: Cross-section at 610969E showing the core of the Casino porphyry-copper system. (CNW Group/Western Copper and Gold Corporation)

NOTES
1 See news release dated July 14, 2020.
2 Widths are core length, not true width of mineralized intersection.
3 CuEq Metal Prices: US$2.75/lb copper, US$1,500/oz gold, US$11.00/lb molybdenum, US$18.00/oz silver with no adjustment for metallurgical recovery.

Heather Seeley, P.Geo. is the qualified person responsible for drill results from the Casino Project exploration program and the preparation of the technical information in this news release.

QA/QC including assurance of chain of custody has been implemented. Split core samples are prepared and analyzed by ALS Chemex. Prepared samples are initially run using a four acid digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper and molybdenum is run using a 4 acid digestion – AES or AAS method to a 0.001% detection limit.  Gold assays are run using 30 gram sample fire assay with an AA finish to a 0.005 ppm detection limit, with samples greater than 10 ppm finished gravimetrically. The QA/QC procedure involves regular submission of Certified Analytical Standards and property specific duplicates.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward-looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Paul West-Sells, info@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 07:59e 02-FEB-21